02028367

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

Johannes K. Gäbel
212-506-5355
jgäbel@orrick.com

SEC MAIL PROCESSING SECTION
RECEIVED
APR 1 0 2002
WASH, D.C. 154

April 1, 2002

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of February 11, 2002, enclosed please find a copy of a press release regarding fiscal year 2001.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

JKG/vhg
Enclosure

PROCESSED
APR 1 9 2002
THOMSON
FINANCIAL

FILE NO.
82-5077

Press release

FJA increases its total output in the 2001 financial year by 34% to around 112 million Euro

- **EBIT increases by 47% to 20.6 million Euro**
- **Net income rises by 56% to 13.6 million Euro**
- **Dividends are set to increase by 50% to 0.60 Euro per share**
- **Continuing strong growth planned for 2002**

Munich, 20 March 2002 – The consulting and software firm FJA AG (German code (WKN) 513010), which serves insurance companies and financial service providers, is looking back on a successful 2001 financial year. The company, which has been listed on the *Neuer Markt* of the Frankfurt Stock Exchange since February 2000, managed to counter the negative trend in the IT sector and increase its gross performance by 34% to around 112 million Euro (2000: 83.4 million Euro). At the same time, the operating income (EBIT) rose by 47% to 20.6 million Euro (2000: 13.9 million Euro). The net income after tax increased by 56% to 13.6 million Euro (2000: 8.7 million Euro), while the profit per share rose from 1.17 to 1.78 Euro. It is anticipated that a dividend of 0.60 Euro per share (2000: 0.40 Euro) will be issued.

Sales targets exceeded again

In 2001, total output increased not just by 30% as planned, but by 34% to 111.9 million Euro. The targets for annual surplus after tax were surpassed, with growth of 56% to 13.6 million Euro. "There were two key factors behind our strong growth last year," explained Prof. Dr. Manfred Feilmeier, CEO of FJA AG. "On the one hand, the demand for standard software from insurers has risen strongly in general. On the other hand, the pension reforms for private and company pensions in Germany have generated a special economic trend, as the new pensions products like Riester pensions and pension funds make completely new demands on the insurers' software systems. We adapted our standard software FJA Life Factory® to these new requirements at an

FILE NO. 82-5077

early stage, which enabled us to win fourteen "Riester orders" and build on our position as the market leader."

Dividends to be increased by 50%

As it has done in the past, FJA plans to let its shareholders share in the company's success in the 2001 financial year by issuing dividends. Therefore, a dividend increase of 0.20 Euro to 0.60 Euro per share will be put to the annual general meeting on 11 July 2002.

Plans for the current financial year

For 2002, FJA plans to increase its total output by 20% to 135 million Euro, with EBIT rising to 25.4 million Euro and the annual surplus to 16.1 million Euro. With growth in the whole IT sector forecast at around 5%, this would mean FJA was growing 15% faster than the market as a whole. The company sees one of the prime sources of potential for growth in the increasing significance of company pensions and in the provision of additional software and services for this sector of the market.

The company also aims to capitalise on further potential for growth by transferring the FJA Life Factory® to thin-client technology. This would put in place all the prerequisites for host-based use of the software, and integrate the option of web-based applications. This new generation of the FJA Life Factory® will give FJA access to even larger insurers as potential customers.

Opening up additional fields of business

As well as expanding the core business around the FJA Life Factory®, the company also plans to continue pressing ahead with expansion into new fields of business. The main focus here is on the IT services sector, with services like migration, i.e. transferring all a company's insurance data from one IT system to another. The other main area is standard software for new sectors of the insurance industry. In particular, there are plans to continue the development of the FJA Health Factory® for the health insurance sector in order to be prepared for the health insurance reform expected after the next parliamentary election.

FILE NO.
82-5077

High levels of investment planned

Once again, extensive investment is planned for 2002, and, as in the past, this will largely be financed from the surplus. The focus will be on investing in further developments to existing software and development of new standard software. The plan is also to continue tapping into the growth markets in Eastern Europe and the USA and to strengthen the necessary internal structures.

Continued strong growth in employee numbers

In parallel to the planned increases in total output and net income, the number of employees is also set to rise by about 20%, which means the creation of around 200 new jobs at FJA this financial year, taking the number of employees to over 1000.

About FJA:

FJA is a leading consulting and software firm in the insurance sector, specialising in developing and implementing standard software for insurance companies and other financial service providers. FJA software supports the development, the administration as well as the sales of insurance products.

FJA was formed in 1980 as Prof. Dr. Feilmeier, Junker & Co., Institut für Wirtschafts- und Versicherungsmathematik GmbH in Munich. In 1999, it was renamed FJA AG and since 21 February 2000 the company has been listed on the Neuer Markt of the Frankfurt Stock Exchange, and has been admitted to the NEMAX50 with effect from 18 March 2002. The members of the Management Board are Prof. Dr. Manfred Feilmeier (CEO), Rainer W. G. Herbers (COO), Michael Junker (CRO), Dr. Thomas Meindl (CFO) and Dr. Rolf Schwaneberg (CHRO).

FJA AG employs more than 850 people at offices in Munich, Berlin, Hamburg, Cologne, Stuttgart, Zurich, Vienna, Maribor (Slovenia) and New York.

Press and Public Relations:

Martina Fassbender, FJA AG, Leonhard-Moll-Bogen 10, D-81373 Munich,
Telephone +49 (0)89/769 01 517, Fax +49 (0)89/769 01 606, E-mail: martina.fassbender@fja.com